SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)



                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)

                             Jonathan E. Cole, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


----------------------------------------------------------------------- -------
(1)   Name of Reporting Persons: ROBERT E. DEZIEL
      S.S. or I.R.S. Identification Nos. of Above Persons:
                  ###-##-####

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(2)   Check the Appropriate Box if a Member of a Group*           (a)  []

                                                                  (b)  []
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(3)   SEC Use Only


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(4)   Source of Funds* PF; OO

-------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                           []
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(6)   Citizenship or Place of Organization: UNITED STATES
-------------------------------- ----------------------------------------------
Number of Shares Beneficially Owned    (7)  Sole Voting Power            28,665
by Each Reporting Person With

                                       ----------------------------------------
                                       (8)  Shared Voting Power             -0-
                                       ----------------------------------------
                                       (9)  Sole Dispositive Power       28,665
                                       ----------------------------------------
                                       (10) Shared Dispositive Power        -0-
-------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person: 558,265
-------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares*                                          []
-------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount of Row
      (11): 16.9%
-------------------------------------------------------------------------------
(14)  Type of Reporting Person*: IN
-------------------------------------------------------------------------------

ITEM 1.

     The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of Shells Seafood Restaurants, Inc., a Delaware corporation ("Shells"). The address of the principal executive offices of Shells is 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Schedule 13D is filed by Robert E. Deziel. Mr. Deziel's business address is 239 South County Road, Palm Beach, Florida 33480. Mr. Deziel's principal occupation is that of an attorney for the law firm of Robert
E. Deziel, P.A., which is located at the above-stated address. Mr. Deziel is a United States citizen.

     (d)-(e) During the last five years, Mr. Deziel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 25, 1997, Mr. Deziel agreed to purchase 50,000 shares of Shells common stock from L & L Foods, Inc. ("L & L Foods"), a Florida corporation, for $350,000 in cash from Mr. Deziel's personal funds. The 50,000 shares are to be purchased pursuant to a Capital Stock Purchase Agreement which is dated May 24, 1997 but which was executed on May 25, 1997 (the "May 25 Agreement"). The purchase of the 50,000 shares covered thereby has not been closed, pending delivery of a number of closing documents, but the funds for such purchase have been delivered by Mr. Deziel and are being held in escrow. Pursuant to a marginal notation to the May 25 Agreement, which was initialed by the parties, Mr. Deziel also acquired a 30-day option to purchase an additional 479,600 shares of Shells common stock from L & L Foods. Because of potential ambiguities in the May 25 Agreement, the expiration date of the 30-day option may be unclear, but it may occur as early as June 24, 1997. If Mr. Deziel purchases the 479,600 shares of Shells common stock, he anticipates using up to approximately $1,700,000 in cash from his personal funds and the balance (i) in margin loan proceeds, which will be provided by Oppenheimer & Co., Inc. or some other similar institution, or (ii) from other personal loans to Mr. Deziel.

     At May 25, 1997, Mr. Deziel already owned 28,665 shares of Shells common stock, which he purchased, with his personal funds, in the open market prior to the six-month period of time immediately preceding this report.

ITEM 4.     PURPOSE OF TRANSACTION.

     Mr. Deziel has purchased the shares of Shells for investment purposes. Mr. Deziel may continue to hold the Shells shares which he currently owns or may acquire pursuant to the May 25 Agreement, may dispose of any or all of such shares at any time or may acquire additional shares of Shells.

     (a) Sub-items (b)-(j) are not applicable.

ITEM 5.     INTEREST IN SECURITIES OF SHELLS.

     (a) Mr. Deziel is the direct and/or beneficial owner of 558,265, or 16.9%, of the issued and outstanding common shares of Shells common stock. Upon the closing of the May 25 Agreement, Mr. Deziel will control the power to vote and dispose of 78,665 shares of Shells common stock. Mr. Deziel holds an option to purchase the other 479,600 shares of Shells common stock currently owned by L & L Foods; L & L Foods currently has the sole power to dispose of and vote such shares.

     (b) Except as otherwise indicated in the response to Items 2 and/or 5.(a) above, each person or entity listed therein has the sole power to vote and to direct the vote, and the sole power to dispose or direct the disposition, of the shares of Shells common stock held of record and/or beneficially by such person or entity.

     (c) Please see below detailed information regarding sales of Shells stock which Mr. Deziel made during the six-month time period immediately preceding this report.

                               SALES SINCE 3/20/97

                            FIRST UNION NATIONAL BANK

                            COMMON
  DATE                      STOCK                  PRICE              PROCEEDS


  5/7/97                     1,000                 8-3/16           $ 8,139.57
                             1,000                 8-3/16             8,139.57
                             2,000                 8-3/16            16,279.15
                             2,000                 8-3/16            16,279.15
                             1,000                 8-3/16             8,139.58
                             1,000                 8-3/16             8,139.58
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/8             8,077.07
                             1,000                  8-1/4             8,202.08
                             1,000                 8-3/16             8,139.58

   5/8/97                    1,000                  8-1/4             8,159.72

   5/9/97                    2,400                  8-1/6           $19,196.35


  DATE                     WARRANTS                 PRICE              PROCEEDS

   5/8/97                   1,000                 2-7/16            $ 2,386.37
                            1,000                  2-1/2              2,448.87
                            1,000                 2-7/16              2,386.37
                            2,000                 2-7/16              4,772.75
                            2,450                 2-7/16            $ 5,846.63

                                   OPPENHEIMER


                             COMMON
  DATE                        STOCK                  PRICE             PROCEEDS

   5/12/97                  10,000                  8-1/8            80,643.44
                             5,000                  8-1/4            40,948.62
                             5,000                 8-5/16            41,261.11

   5/13/97                  10,000                  8-1/2            84,293.31

   5/14/97                   7,100                      9            63,194.02

   5/28/97                   1,000                  9-1/4             9,195.84



  DATE                      WARRANTS                 PRICE         PROCEEDS

   4/7/97                    2,500                  2-3/4           $ 6,633.41

   4/8/97                    2,500                  2-1/2           $ 6,015.02

     (d) Other than as otherwise reported herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

     Other than as set forth in response to Items 3., 4. and 5. above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to the securities of Shells, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Please see attached Capital Stock Purchase Agreement, dated May 24, 1997, between L & L Foods and Robert E. Deziel, which was executed by the parties on May 25, 1997 ("Exhibit 1").


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            June 4, 1997
                                      -----------------------------------------
                                      Date


                                      /S/ ROBERT E. DEZIEL
                                      ------------------------------------------
                                          Robert E. Deziel